

May 6, 2014

Via E-mail
Mr. Paul Eisman
President and Chief Executive Officer
Alon USA Energy, Inc.
12700 Park Central Dr., Suite 1600
Dallas, Texas 75251

> **Re: Alon USA Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response dated April 16, 2014**
> **File No. 1-32567**

Dear Mr. Eisman:

We have reviewed your filings and letter dated April 16, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

1.   We note your response to prior comment 2. Please note that although Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision. With your next periodic report, please re-file Exhibits 10.78, 10.79, 10.81, 10.83 and 10.85 to include omitted exhibits and schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director